2211 North First Street
San Jose, CA 95131
paypal.com

October 23, 2018

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Jennifer Thompson

Re:    Supplemental submission –
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 7, 2018
Form 10-Q for Quarter Ended June 30, 2018
Filed July 26, 2018
File No. 001-36859

Ladies and Gentlemen:
This supplemental submission is in response to the Staff’s request on October 4, 2018 to provide in writing certain additional information related to PayPal Holdings, Inc’s. (the “Company,” “PayPal,"“our,” or “we”) initial response letter dated September 7, 2018, which we discussed telephonically with representatives of both the Office of the Chief Accountant and the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) on September 27, 2018.

Company Responses:

PayPal has different types of products that generate transaction fee revenues. Our core PayPal revenues represent the majority of transaction fee revenues. Consistent with our discussion on September 27, 2018, the information below pertains to our core PayPal revenues.

PayPal’s service enables our customers to send and receive payments. We operate a two-sided network where both merchants and consumers have PayPal accounts with stored balance functionality. Since PayPal serves as a proprietary payment method that is accepted by a merchant, we are more than a connection to third-party payment networks. Our service enables the completion of payments on our Payments Platform on behalf of our customers and constitutes a single performance obligation. We generate transaction fee revenue when we complete a payment transaction between PayPal account holders on our Payments Platform.

PayPal allows a consumer to store and utilize multiple funding sources within their PayPal account. These sources can include an existing PayPal balance, a bank account, credit or debit cards, or PayPal Credit products. Depending on the consumer’s choice of funding source, the parties involved and our cost structure will vary when we complete a payment transaction. For example, if a credit or debit card is chosen by a consumer to fund a transaction, PayPal incurs costs associated with processing, which primarily consist of interchange fees. The transaction fee that PayPal charges to a merchant to complete a payment transaction is not impacted by the funding source chosen by a consumer. Further, the funding source chosen by a consumer, the related costs, and the underlying payment data associated with a payment transaction are not shared with the merchant.

When we authorize a transaction, which is based on our internal risk assessment of each individual transaction, we become obligated to complete the payment transaction. PayPal takes on the payment completion risk, as our service ensures the delivery of funds to the merchant as long as the merchant has performed its part of the transaction (i.e., delivery of a specified good or service). We typically deliver funds to our merchant before we have collected the value of the transaction from the consumer, thereby taking on credit risk associated with collections.

The above noted factors differentiate PayPal from other intermediaries in the payment processing ecosystem.

By leveraging the data we collect on both sides of the transactions on our two-sided network, we are able to provide merchants and consumers with protection programs on most purchase transactions completed on our Payments Platform. These programs protect both merchants and consumers from fraud and counterparty performance and expose PayPal to transaction losses that may significantly exceed transaction fees earned on an individual transaction. As noted above, to manage our exposure to transaction losses, PayPal authorizes transactions based on an internal risk assessment. Total transaction losses across our Payments Platform, as disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K and Form 10-Q were $823 million and $505 million for fiscal year ended December 31, 2017, and for the six months ended June 30, 2018, respectively.

We will clarify our revenue disclosures to include the additional information discussed above in our future filings.

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Please do not hesitate to contact me if you have any questions at 408-967-4329, or via email at aaronanderson@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Aaron A. Anderson
Name: Aaron A. Anderson
Title: Vice President, Chief Accounting Officer